SUPPLEMENTAL INFORMATION TO THE PROSPECTUS
                DATED JUNE 19, 1998, ON POTENTIAL
               GREATER GREEN RIVER BASIN DRILLING
          DATE OF THIS SUPPLEMENT -- NOVEMBER 30, 1998

Introduction

The Program intends to expand the potential drilling areas that are available to the Partnerships. By this supplement, the Program is including Colorado to the list of states where Partnership activities may take place. To accomplish this extension, the Program is amending paragraph 5.02 (a) (i) (y) of the limited partnership agreement attached to the Prospectus to specify Colorado as a state where Partnership activities may occur.

The Lewis Shale and Mesaverde Group natural gas plays in the Greater Green River Basin (GGRB) in Wyoming and Colorado are
two of the most underdeveloped plays in the U.S.   While they
have cumulatively produced over 2.2 TCF of gas, they have remaining reserves estimated at 31 TCF. As of 1996, over 1000 wells were producing from these reservoirs. Increasing numbers of new wells are being drilled as this play expands. The Lewis Shale and Mesaverde Group reservoirs were deposited in a wide variety of depositional environments ranging from fluvial to coastal to deep marine. During recent years of accelerated activity, drilling and completion techniques have been improved, costs have been reduced, completion success rates are higher and average reserves per well have increased.

If the Partnership drills in the GGRB, the initial wells drilled would be exploratory. Drilling depths might range from 4,000 feet to over 14,000 feet and may have multiple zones to complete. The Managing General Partner estimates that intangible dry hole costs would range from $490,000 to $620,000 per well and that intangible drilling and completion costs would range from $840,000 to $1,060,000 per well. Costs for pipeline gathering, processing, compression and other facilities are not included.

Lewis Shale and Mesaverde Group Development History

The oil and gas industry in the Greater Green River Basin got its start in 1916 with the discovery of oil in a Cretaceous aged reservoir from a depth of 265 feet. Predictably, this discovery was made on a surface mapped structure. Since that time, the drilling depths have increased, the remaining undiscovered fields have become more difficult to find and there has been an increase in focus on gas production. The majority of drilling effort in the past two decades has focused on deeper gas-bearing stratigraphic traps. Many of these are low-permeability reservoirs which have recently become economic through improvements in drilling and completion technology. Pipeline infrastructure has improved and what was historically a predominantly oil producing region has become one of the most active natural gas exploration and development plays in the U.S.

Regional Setting and Geology

The GGRB is located in southwestern Wyoming and northwestern Colorado. This irregularly shaped basin is a composite of several smaller subbasins and intervening uplifts. Gas production comes from reservoir rocks ranging in age from Mississippian to Tertiary. All types of hydrocarbon traps are represented in the GGRB. Many Cretaceous and Tertiary reservoirs are overpressured and have low-permeability. The source rock for much of the Upper Cretaceous hydrocarbons is the Mowry Shale, the Cody Shale and in some areas, interbedded coals.

Several thousand feet of Upper Cretaceous sediments were deposited in a narrow seaway that extended from the Gulf Coast to the Arctic. Uplifted areas along the seaway's flanks provided large volumes of clastics that were transported into varying environments of fluvial, coastal and deep marine deposition. The processes of deposition and the progressive filling of the Cretaceous seaway resulted in a myriad of sandstone geometries: deep sea fans, delta front sands, offshore shelf bars, barrier bars, point bars, all kinds of deltaic complexes and fluvial channels, flood plains, and eolian plains.

Although there are more than 100 local names for the sandstones comprising the Mesaverde Group, the main subdivisions are based upon times of major transgression and regression of the Upper Cretaceous seaway. Generally, the Mesaverde Group sandstones were deposited in thick fluvial packages on the flank of the seaway in south central Wyoming and as marine sandstones interfingering with marine shales to the east in the more central portions of the seaway. The Almond Formation is the uppermost formation of the Upper Cretaceous Mesaverde Group. It consists of a lower regressive fluvial and alluvial facies sometimes referred to as the main Almond or Williams Fork Formation. The fluvial facies is capped by the onset of transgression of the Lewis seaway. The first sediments deposited were transgressive coastal marine sediments referred to as the upper Almond. These upper Almond sandstones were deposited in depositional environments ranging from estuarine to coastline to open marine deltaic. The transgression of the Lewis sea was not continuous but was instead marked by a series of pauses or "stillstands," of active delta building during which the shoreline briefly prograded. In most cases progradation resulted in sandstone bodies with good continuity along the shoreline trend but very limited in depositional dip. These sandstones are discontinuous and become progressively younger to the west. They have been described as "chains of barrier islands with closely spaced and highly active
tidal inlets."   As a whole, these upper Almond shoreline
sandstone bodies deposited in this way constitute one or more backward-stepping trends.

The transgressive event resulting in the deposition of the upper Almond also led to the deposition of the Lewis Shale, the youngest of the major, westward thinning tongues of Cretaceous marine shale. During the above mentioned "stillstands", Lewis sandstone turbidites were deposited down the basin slope onto the floor of the Lewis sea resulting in submarine fan deposits with discontinuous discrete lobe shape geometries.

Drilling depths for these reservoirs range from 4,000 feet to over 14,000 feet depending upon the location within the basin.

Mesaverde Group and Lewis Shale Production and Reserves

Sandstone reservoirs within the Upper Cretaceous Lewis Shale and Mesaverde Formations of the GGRB contain a significant underdeveloped resource. Although they have cumulatively produced 2.2 TCF, or 32% of the total natural gas produced in the basin, recent resource estimates of remaining reserves and undiscovered resources are 31 TCF (Doelger, M.J., and J.A. Barlow, Jr., 1997, in GRI Gas Tips, Vol. 3, No. 3). In 1996, 132 wells were completed in these reservoirs. New well drilling permits issued for these reservoirs increasingly comprise a larger percentage of total permits in the GGRB.

Lewis Shale sandstone reservoirs have produced a total of 0.6 TCF of gas. In 1996, there were 174 wells producing from the Lewis. They had a reported total annual production of 20 BCF, averaging 350 mcfd/well. The average estimated reserves per Lewis Shale sandstone reservoir were 1.6 BCF.

Mesaverde Group reservoirs have produced a total of 1.6 TCF of gas. Of that total, the Almond subplay has produced more than 1 TCF. In 1996, there were 840 wells producing from the Mesaverde. They had a reported total annual production of 134 BCF, averaging 440 mcfd/well. The average estimated reserves per Mesaverde Group reservoir were 1.3 BCF.

The production profiles for these reservoirs are hyperbolic with a majority of reserves produced within the first few years of production life. The productive life of these wells can be 15 to 20 years or more. Many variables including reservoir characteristics, drilling and completion methods and well spacing affect the ultimate recovery per well. Recent technological improvements in drilling and completion practices have not only helped to reduce costs, but have increased production and reserves on an average per well basis.

Nonetheless, because the Partnership will participate in new wells, there can be no assurance of the actual level of Partnership production or reserves.

Participation by the Partnership in Greater Green River Basin
Prospects

In the event a Partnership participates in a GGRB project well, the Partnership will acquire less than a 100% working interest, with PDC and/or other parties participating for the balance of the project. It is estimated that the Partnership will acquire 90% or less of the working interest. As provided in the Prospectus, such partners will pay a pro rata share of development costs for their interest. (See "Acquisition of Undeveloped Prospects".)

Each Partnership will bear its proportionate share of the cost of drilling and completing or drilling and abandoning GGRB wells, where the Managing General Partner serves as operator as follows:

      The Cost of the Prospect, as defined; and

      For intangible well Costs:

            For each well completed and placed in production, an
                 amount equal to the depth of the well in feet at its deepest penetration as recorded by the drilling contractor multiplied by $112 per foot, plus the actual extra completion cost of zones completed in excess of the cost of the first zone and actual additional costs for work required by state law in the event an intermediate or third string of surface casing is run, plus the actual extra costs for directional drilling services, if required; and

            For each well which the Partnership elects not to
                 complete, an amount equal to $65 per foot, to the deepest penetration of the well, as specified above and actual additional costs for work required by state law in the event an intermediate or third string of surface casing is run, plus the actual costs for directional drilling services, if required; and

      The tangible Costs of drilling and completing the Partnership wells.

To the extent that a Partnership acquires less than 100% of a Prospect, its Drilling and Completion Costs of that Prospect will be proportionately decreased.

The estimated costs of Lewis Shale and Mesaverde Group wells vary substantially depending upon drilling depth and the number of zones
completed.   Drilling depths can vary from 4,000 feet to over 14,000
feet and have multiple zones to complete. It is expected that the initial projects will have drilling depths in the range of 7500 to 9500 feet with a maximum of three zones for completion. Intangible dry hole cost estimates range from $490,000 to $620,000 per well. The estimated drilling and completion costs range from $840,000 to $1,060,000 per well. Costs for pipeline gathering, processing, compression and other facilities are not included. These facilities are expected to be provided by an unaffiliated gas transmission company with terms negotiated in a gas gathering and purchase agreement, as is customary for the area. Western Gas Resources operates an extensive pipeline system in the area and has capacity to gather and transport produced gas from successful Partnership wells for redelivery to Colorado Interstate Gas Company (CIG). CIG markets gas throughout the western United States. It is anticipated that Partnership gas will be marketed at approximately the NYMEX monthly index less an estimated gathering, transportation and compression cost of approximately $0.26 per Mcf. If the Managing General Partner utilizes an outside contractor for drilling and completion operations the applicable average monthly drilling overhead rate will be $5,515 per month per well. This represents the average monthly drilling overhead rate for gas wells as published in the most recent edition of Ernst & Young, LLP "Fixed
Rate Overhead Survey" for the Rocky Mountain, northern Great
Plains areas.  (See "Drilling and Completion Phase" and
"Compensation of the Managing General Partner".)

Development Plan

Petroleum Development Corporation is currently negotiating a farmout and purchase option on approximately 387,000 acres in the GGRB prospective for Lewis Shale sandstone and Mesaverde Group exploration and development. The farmout will provide the opportunity to drill multiple exploratory wells and earn an interest in acreage for further development, if warranted. At least three exploratory prospects have been identified on the subject leasehold.
 The initial well on each prospect will be exploratory. It is anticipated that the viability of successfully completing these wells can be determined by examination of open-hole wireline well logs and drill cuttings and fluid analysis mud logs. If the prediction is made that the well will not be capable of economic production, the well can be plugged and abandoned at that time and it will not be necessary to run production casing and attempt a completion. It is expected that each successful exploratory well will prove from four to ten development locations for future drilling.

Leases in this area may have a total royalty and override burden ranging from 12.5% to 20%; average royalty and override per well on a program basis shall not exceed 16.125% as specified in the Prospectus. We anticipate that Farmount obligations will provide for an after payout working interest backin of 25%, payable to unaffiliated third parties, after recovery of 125% of the cost to drill and complete the well(s). (See "Acquisition of Undeveloped Prospects".) PDC shall retain no royalty or overriding interest. PDC is currently negotiating its lease position in the area. At this time, no GGRB prospects have been selected for drilling by future Partnerships, nor is it certain that any GGRB wells will ultimately be drilled by any Partnership.

Drilling and Operating Agreement

Upon funding of each Partnership, the particular Partnership will enter into the Drilling and Operating Agreement (herein, the "Agreement") with the Managing General Partner as operator (herein, the "Operator"). The Agreement (filed as Exhibit 10(a) to the Registration Statement) provides that the Operator will conduct and direct and have full control of all operations on the Partnership's Prospects. The Operator will have no liability as operator to the Partnership for losses sustained or liabilities incurred, except as may result from the Operator' negligence or misconduct. Under the terms of the Agreement, the Managing General Partner may subcontract certain of those responsibilities as Operator for Partnership wells. It is anticipated that the Managing General
Partner will utilize an independent, third party contractor for well tending services. The direct cost to the Partnership for these services is estimated to be approximately $600 per month. It is anticipated that the Managing General Partner will provide these services in the future, at rates competitive with those of unaffiliated third party contractors in the area. The Managing General Partner will retain responsibility for work performed by subcontractors as set forth in this Prospectus. It is possible that the Managing
General Partner will not be selected as operator on those Prospects in which the Partnership owns less than a 50% Working Interest.

The Managing General Partner hereby amends paragraph 5.02 (a) (i)
(y) as follows:

      The Managing General Partner shall establish a program of operations for the Partnership which shall be in conformance with the following policies: (x) . . . ; (y) the Partnership shall drill its wells in West Virginia, Ohio, Pennsylvania, New York, Kentucky, Michigan, Indiana, Kansas, Montana, Wyoming, Oklahoma and/or Colorado.